AB 3/16



AB 2/29

UNI 12011690
SECURITIESAND
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2012
Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 41807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN WEALTH MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 CROWN POINT PARKWAY STE. 1230
(No. and Street)

ATLANTA (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEROME BORZELLO 770-392-8740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4 (Address) MARIETTA (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/2/12

OATH OR AFFIRMATION

I, JEROME BORZELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN WEALTH MANAGEMENT, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


ELAINE PERKINS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
FEBRUARY 20, 2015
GEORGIA
DEKALB COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (O) Independent Auditor's Report on Internal accounting structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

CONTENTS

goldman & COMPANY, CPAS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of American Wealth Management, Inc. (a Georgia Corporation), as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc., as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit as of December 31, 2011 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Goldman & Company, CPAs, PC
Marietta, Georgia
February 17, 2012

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

	December 31, 2011	December 31, 2010
ASSETS		
Cash – Checking	48,442	28,754
Cash & Cash Equivalent-Money Market	7,784	28,005
Cash – AWM #2	9,588	10,080
Signature Bank	12,028	11,976
Cash & Cash Equivalents	$ 77,842	$ 78,814
Deposit with Clearing Broker and Others	26,792	26,771
Commissions Receivable – Brokers	2,958	5,706
Advances to Brokers	15,802	5,653
Prepaid Expenses	20,219	29,973
Receivable from Clearing Organization	4,274	14,877
Securities owned, at fair value (Note 1)	19,729	-
Deferred Tax Asset (Note 2)	14,508	1,176
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $63,368 and $63,368	-	21
Advances to Stockholder (Note 5)	202,152	217,940
Security Deposit	6,511	6,511
TOTAL ASSETS	$ 390,787	$ 387,442
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Payroll Taxes Payable	$ 2,142	$ 215
Accrued Expenses (Note 4)	69,028	7,731
Commissions Payable	3,925	13,090
TOTAL LIABILITIES	$ 75,095	$ 21,036

The Accompanying Notes are an Integral Part of these Financial Statements

SHAREHOLDER'S EQUITY (EXHIBIT C)	December 31, 2011	December 31, 2010
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 6,000	$ 6,000
Additional Paid-In Capital	31,100	31,100
Retained Earnings	278,592	329,306
TOTAL SHAREHOLDER'S EQUITY	315,692	366,406
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 390,787	$ 387,442

Exhibit B

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2011 AND 2010

	Year Ended December 31, 2011	December 31, 2010
REVENUE		
Commissions	$ 3,157,074	$ 2,964,288
Other Income (Loss) (Note 1)	(905)	-
Interest Income	3,127	6,275
Total Revenue	3,159,296	2,970,563
COSTS AND EXPENSES		
Employee Compensation & Benefits	2,601,027	2,409,994
Floor Brokerage, Exchange and Clearing Fees	321,527	317,208
Occupancy	69,618	68,553
Communications & Data Processing	20,606	24,723
Other Expenses	210,564	158,267
Total Costs and Expenses	3,223,342	2,978,745
Loss before Income Tax Provision	(64,046)	(8,182)
Provision (Benefit) for Income Taxes (Note 2)	(13,332)	(1,176)
NET (LOSS) INCOME	$ (50,714)	$ (7,006)

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Exhibit C

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2009	1,000	$ 6,000	$ 31,100	$ 336,312	$ 373,412
2010 NET LOSS		-	-	(7,006)	(7,006)
BALANCE - December 31, 2010	1,000	$ 6,000	$ 31,100	$ 329,306	$ 366,406
2011 NET LOSS		-	-	(50,714)	(50,714)
BALANCE - December 31, 2011	1,000	$ 6,000	$ 31,100	$ 278,592	$ 315,692

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS

Exhibit D

	December 31, 2011	December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (50,714)	$ (7,006)
Adjustments to Reconcile Net Profit to Net Cash Provided (Used) in Operating Activities:		
Depreciation	22	1,461
Deferred Taxes	(13,332)	(1,176)
(Increase) Decrease in Operating Assets:		
Commissions Receivable – Brokers	2,726	14,477
Other Receivables	10,603	1,513
Prepaid Expenses	9,753	(9,397)
Increase (Decrease) in Operating Liabilities:		
Commissions Payable	(9,166)	(68)
Payroll Taxes Payable	1,927	(535)
Income Tax Payable	-	(450)
Accrued Expenses	61,297	183
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	13,116	(998)
CASH FLOWS FROM INVESTING ACTIVITIES		
Employee Loans, net	(10,148)	5,798
Purchase of Trading Securities	(19,729)	-
Decrease (Increase) on Advances to Stockholder	15,788	(11,275)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(14,089)	(5,477)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(973)	(6,476)
CASH AT BEGINNING OF YEAR	78,815	85,290
CASH AT END OF YEAR	$ 77,842	$ 78,815

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions. The Company operates as a general securities broker-dealer executing trades for retail and institutional customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments over $1,000 are capitalized.

C. Commission income and the related expense are recorded on a trade date basis as transactions occur. The Company also receives commissions from investment companies.

D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

E. Use of Estimates - The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income taxes - Deferred taxes at December 31, 2011 and 2010 arise primarily from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions. The Company is generally no longer subject to U.S. federal examinations for years before 2008.

Income taxes- (Continued)

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the years ended December 31, 2011 and 2010, management believes there are no material amounts of uncertain tax positions. Additionally, there were no interest or penalties recognized in the Statement of Financial Condition as of December 31, 2011 or the Statement of Operations for the year ended December 31, 2011.

G. Clearing Agreement- In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Raymond James is responsible for all clearing transactions and maintenance of customer accounts for the company.

H. Subsequent Events - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 17, 2012, the date in which the financial statements were available to be issued.

I. Fair Value- FASB ASC 820 defined fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included in level 1) that are observable for the assets or liability, either directly or indirectly.

Fair Value (continued)

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.) The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's investments are comprised of equity securities, all of which are classified as held for trading securities and are carried at their level 1 fair value based on the quoted market prices of the securities at December 31, 2011.

Following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011:

Fair Value Measurement on a Recurring Basis
As of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities-Trading	$19,729	-0-	-0-	$19,729

Gains and losses (realized and unrealized) included in earnings for the period ended December 31, 2011 are reported in Other Income (loss) as follows:

	Trading Revenue
Change in unrealized losses relating to assets still held at December 31 2011	($905)

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

2. INCOME TAX (BENEFIT) PROVISION

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax (benefit) provision are as follows:

	2011			2010		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$ (9,523)	$ (9,523)	$ -	$ (840)	$ (840)	$ -
State	(3,809)	(3,809)	-	(336)	(336)	-
	$(13,332)	$(13,332)	$ -	$(1,176)	$ (1,176)	$ -

In 2011 and 2010, the Company had permanent differences primarily related to non-deductible penalties and meal and entertainment that increased taxable income and caused the actual tax provision in the accompanying Statement of Income to be somewhat higher than expected.

As of December 31 2011, the Company had Federal and Georgia net operating loss carryforwards that may be used to offset future taxable income of approximately $65,937. The loss carryfowards are due to expire in the years 2035 through 2036.

3. CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

4. LAWSUIT SETTLEMENT LIABILITY

In November 2011, the Company was named as a party to legal action through FINRA arbitration procedures for reimbursement for losses and interest sustained by two clients in the years 2010 and 2011. Management estimates the possible exposure related to this case to be between $50,000 and $60,000. Management has included $50,000 in 2011 as part of Other Expenses related to this possible loss and is included in Accrued Expenses at December 31, 2011. The Company was also named in a class action case related to the bankruptcy of a company that the Company's brokers were selling. Management believes that the Company will not have liability related to this law suit however the Company had made an offer to settle the case and has accrued $7,500 as a contingent charge to Other Expenses related to this offer, and this amount is included in Accrued Expense at December 31 2011.

5. ADVANCES TO STOCKHOLDER

The Company had at December 31, 2011 and December 31, 2010 an advance to Stockholder that is due on demand and is uncollateralized of $202,152 and $217,940. The advance to stockholder carries an interest rate of 1% and 3% in 2011 and 2010, respectively. Accrued interest receivable is $60,388 at December 31, 2011 and $57,261 at December 31, 2010 and is included in the balance of the advance to stockholder.

6. OPERATING LEASE

The Company entered a lease for its office facility under a non-cancelable operating lease continuing through July 31, 2012. Lease expense was $69,618 in 2011 and $68,553 in 2010.

Future minimum lease payments are:
2012 $41,615

8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2011, the Company had net capital of $50,427, which was $45,418 in excess of its required net of $5,009. The Company's aggregate indebtedness to net capital ratio was 1.48917 to 1

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of American Wealth Management, Inc., for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman & company, CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Goldman & Company, CPAs, PC
February 17, 2012

SCHEDULE I

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2011

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 315,692
LESS NON-ALLOWABLE ASSETS	
Commissions Receivable – Brokers	2,958
Deferred Tax Asset	14,508
Employee Advances	15,802
Prepaid Expenses	20,219
Advances to Stockholder	202,152
Security Deposit	6,511
Subtotal Non Allowable Assets	262,150
Less: Haircut on Other Securities -	(3,115)
NET CAPITAL	$ 50,427

Reconciliation with Company's computation (included in part II of Form X-17A-5) as of December 31 2011

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$ 92,068
Audit Adjustments:	
Commission Expense	28,021
Prepaid assets	(634)
Accrued Loss on Litigation	(57,500)
Contributions	(1,900)
Professional Fees Expense	(7,600)
Other Items (net)	(2,028)
Net Capital Per above	$ 50,427

SCHEDULE 2

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2011

AGGREGATE INDEBTEDNESS		
Payroll Taxes Payable	$	2,142
Accrued Liabilities		69,028
Commissions Payable		3,925
TOTAL AGGREGATE INDEBTEDNESS	$	75,095
RATIO – Aggregate Indebtedness to Net Capital	$	1.48917
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	50,427
Minimum Net Capital Requirement (See note A below) ($75,095 x 6 2/3% = $5,009)		5,009
EXCESS NET CAPITAL	$	45,418

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2011

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2011.

The Company had no liabilities subordinated to the claims of creditors during 2011.

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by American Wealth Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Wealth Management, Inc.'s compliance with the applicable instructions of the reconciliation (Form SIPC-7). American Wealth Management, Inc.'s management is responsible for the American Wealth Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no difference

2. Compare the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 to the revenues reported on the FOCUS reports for the year then ended, noting no differences.

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Goldman & Company CPAs PC
February 17, 2012

F:\DriveD\Clients\American Wealth Management. Inc\2011 Audit File\WTB & Report\Exhibit B for Engagement Letter SIPC Assessment Reconciliation.doc

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

goldman & COMPANY CPAs